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Shareholder Vote Results

The Thirty-Eight Hundred Fund, LLC (the Fund) held a special meeting of its common shareholders on August 18, 2011. The purpose of the meeting was to vote on a temporary deviation from the Funds fundamental policy on industry concentration, as required by Section 13(a)(3) of the Investment Company Act of 1940. The Fund's equity shareholder attended in person, and no proxies, consents, or authorizations were solicited.

At the meeting, the following resolution was considered:

                  RESOLVED, The Thirty-Eight Hundred Fund, LLC (the "Fund") is hereby authorized pursuant to Section 13(a)(3) of the Investment Company Act of 1940 to deviate from its policy in respect to concentration of investments in a particular industry or group of industries as recited in its registration statement dated May 30, 2008 (the "Concentration Policy"), in accordance with the following terms:
         (a) the Fund may purchase non-agency residential mortgage backed securities ("RMBS") in excess of 25% of its total assets provided that immediately after the purchase and as a result thereof, the value of the Fund's investments in RMBS is equal to or below 33% of the current value of the Fund's total assets; (b) the Fund may engage in this deviation from its Concentration Policy for a one-year period commencing on August 25, 2011; and (c) as of August 25, 2012, the Fund may no longer make any new investment in RMBS unless such investment is in accordance with its Concentration Policy. Notwithstanding the forgoing, as of August 25, 2012, the Fund may continue to hold investments in RMBS in excess of its Concentration Policy.

The Fund's equity shareholder cast 5 votes in favor of the resolution, which represented one-hundred percent of the Funds outstanding voting securities. There were no negative votes cast on the matter. There were no abstentions or broker non-votes.